Exhibit 99.3

LOCK-UP AGREEMENT

August 16, 2023
Capstone Dental Pubco, Inc.
154 Middlesex Turnpike
Burlington, MA 01803

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Capstone Dental Pubco, Inc. (the “Company”), a Delaware corporation, has entered into a Business Combination Agreement, dated as of the date hereof (as the same may be  amended from time to time, the “BCA”) with Keystone Dental Holdings, Inc., a Delaware corporation, Capstone Merger Sub Corp., a Delaware corporation and direct, wholly owned subsidiary of the Company, Capstone Merger Sub Ltd., an Israeli company and direct, wholly owned subsidiary of the Company, and Check-Cap Ltd., an Israeli company. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the BCA.

As a condition and inducement to each of the parties to enter into the BCA, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Company common stock, par value $0.01 per share (the “Company Common Stock”) or any securities convertible into or exercisable or exchangeable for shares of Company Common Stock (including without limitation, shares of Company Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of the Company which may be issued upon exercise of an option or warrant to acquire shares of Company Common Stock) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition (other than as set forth in the BCA or, to the extent the undersigned is party to it, the Registration Rights Agreement to be entered into between the Company and the other parties thereto (in connection with the Closing (as the same may be amended from time to time, the “Registration Rights Agreement”)); or

(ii)
enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of shares of Company Common Stock or other securities, in cash or otherwise; or

(iii)
make any demand for, or exercise any right with respect to, the registration of any shares of Company Common Stock or any security convertible into or exercisable or exchangeable for shares of Company Common Stock (other than such rights set forth in the BCA or, to the extent the undersigned is party to it, the Registration Rights Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)
if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is under common control with, or controlled by, the undersigned and/or by any such Family Member(s);

(ii)
if the undersigned is a corporation, partnership, limited liability company or other Entity, (A) to another corporation, partnership, limited liability company, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that control or manage, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, as amended or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to clauses (i)(A), (i)(E) or (ii)(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to the Company a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Company Common Stock or such other securities that have been so transferred or distributed;

(b)
the exercise of an option or warrant to purchase Company Common Stock (including a net or cashless exercise of an option or warrant to purchase shares of Company Common Stock), and any related transfer of shares of Company Common Stock to the Company for the purpose of paying the exercise price of such options or warrants or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants; provided that, for the avoidance of doubt, the underlying shares of Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)
the disposition (including a forfeiture or repurchase) to the Company of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d)
transfers to the Company in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Company Common Stock settled in Company Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Company Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e)
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Company Common Stock; provided that such plan does not provide for any transfers of Company Common Stock during the Restricted Period;

(f)	transfers by the undersigned of shares of Company Common Stock purchased by the undersigned on the open market, or in a public offering by the Company, in each case, following the Closing Date;

(g)
pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s share capital involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h)	pursuant to an order of a court or regulatory agency.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of the Company. In furtherance of the foregoing, the undersigned agrees that the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. The Company may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of the Company:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the BCA is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that the Company and the other parties to the BCA are proceeding with the transactions contemplated thereby in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the parties waives any bond, surety or other security that might be required of a party with respect thereto.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, the Company will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles thereof. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the undersigned and the Company: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury.

This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by the undersigned and the Company by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Very truly yours,

_______________________________________
[PRINT NAME OF STOCKHOLDER]

______________________________________
Signature (for individuals):

______________________________________
Signature (for entities):

By:___________________________________
Name: ________________________________
Title: _________________________________

ACCEPTED AND AGREED:

CAPSTONE DENTAL PUBCO, INC.

By:___________________________________
Name: ________________________________
Title: _________________________________

[Signature Page to Lock-up Agreement]